SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                (Amendment No. 3)

                    Under the Securities Exchange Act of 1934

                           HALLWOOD ENERGY CORPORATION
--------------------------------------------------------------------------------
                                (Name of Issuer)

                                  Common Stock
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                     40636X
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                                 (CUSIP Number)

                              W. Alan Kailer, Esq.
                 Jenkens & Gilchrist, a Professional Corporation
                          1445 Ross Avenue, Suite 3200
                            Dallas, Texas 75202-2799
                                 (214) 855-4500
--------------------------------------------------------------------------------
                       (Name, Address and Telephone Number
                         of Person Authorized to Receive
                           Notices and Communications)

                                 March 29, 2001
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-l(e), (f) or (g), check the following box /_/.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 40636X

          1.   Names of Reporting Persons S.S. or I.R.S.  Identification Nos. of
               Persons:
                      The Hallwood Group Incorporated                 51-0261339

          2.   Check  the   Appropriate   Box  if  a  Member  of  a  Group  (See
               Instructions)
               (a) /_/        (b) /_/

          3.   SEC Use Only

          4.   Source of Funds (See instructions)      00
                                                   --------------

          5. Check box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) /_/

          6.   Citizenship or Place of Organization          Delaware

                                 7. Sole Voting Power                0
                                                              -----------------
         Number of Shares        8. Shared Voting Power       1,440,000 Shares
         Beneficially Owned by                                -----------------
         Each Reporting Person   9. Sole Dispositive Power           0
         With                                                 -----------------
                                10. Shared Dispositive Power  1,440,000 Shares
                                                              -----------------

          11.  Aggregate Amount Beneficially Owned by Each Reporting Person
                                  1,440,000 Shares
               -----------------------------------------------------------------

          12. Check if the Aggregate Amount in Row 11 Excludes Certain Shares (See Instructions) /_/

          13.  Percent of Class Represented by Amount in Row 11.
                                        14.9%
               -----------------------------------------------------------------

          14.  Type of Reporting Person (See Instructions):
                                          CO
               -----------------------------------------------------------------


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



                                  Schedule 13D

         This Amendment No. 3 to Schedule 13D amends the Schedule 13D, dated June 17, 1999, as previously amended (the "Schedule 13D"), filed by The Hallwood Group Incorporated, a Delaware Corporation ("Hallwood"), and is being filed pursuant to Rule 13d-2 of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended. Unless otherwise indicated, all capitalized terms used but not defined herein have the meanings ascribed to such terms in the Schedule 13D. "No material changes" means no material changes to the response contained in the Hallwood's Schedule 13D previously filed.

Item 1.         Security and Issuer.

                        No material changes.

Item 2.         Identity and Background.

                        No material changes.

Item 3.         Source and Amount of Funds or Other Consideration.

                        Not applicable.

Item 4.         Purpose of Transactions.

(a) and (b)         Pursuant  to an  Agreement  and Plan of Merger,  dated as of
                    March 29, 2001 (the "Merger  Agreement"),  by and among Pure
                    Resources,  Inc.,  a  Delaware  corporation  ("Pure"),  Pure
                    Resources II, Inc., a Delaware corporation and indirect wholly-owned subsidiary of Pure ("Purchaser"), and Hallwood
                    Energy Corporation (the "Company"), and subject to the conditions set forth therein (including, but not limited to, the adoption of the Merger Agreement by the stockholders of the Company), Purchaser will be merged (the "Merger") with and into the Company, with the Company as the surviving corporation (the "Surviving Corporation") in the Merger.
                    Each issued and  outstanding  share of the common stock (the
                    "Common Stock") of the Company will be converted into the right to receive $12.50 and each issued and outstanding share of preferred stock (the "Preferred Stock") will be converted into the right to receive $10.84. In addition, certain options and warrants to purchase Common Stock will be purchased for an amount per share equal to the difference between $12.50 and the exercise price per share of Common
                    Stock covered by such option or warrant on the terms set forth in the Merger Agreement.

                    Pursuant to the Merger Agreement, Purchaser intends to effect a tender offer (the "Tender Offer") for all of the Company's issued and outstanding Common Stock and Preferred Stock at a purchase price of $12.50 and $10.84, respectively, per share.

                    Pursuant to a stockholders' agreement, by and among Pure, Purchaser, Hallwood and certain other parties (the "Stockholders Agreement"), Hallwood has agreed to tender all of its shares of Common Stock in the Tender Offer and has granted to Pure an irrevocable proxy, as described in Item 5(b) below.

(c)                 Not applicable

(d)                 If the Tender  Offer is  consummated,  certain  designees of
                    Purchaser   will  become  the  directors  of  the  Surviving
                    Corporation.

(e) The Merger Agreement prohibits the Company from (i) declaring, setting aside, paying any dividend or making any other distributions (whether in cash stock, property or otherwise); (ii) splitting, combining or reclassifying any of its capital stock or authorizing the issuance of any other securities in respect of, or in substitution for, shares of its capital stock; or (iii) purchasing, redeeming or otherwise acquiring any shares of its capital stock or any rights, warrants or options to acquire any such shares.

(f) Upon consummation of the Merger, the Company will become an indirect wholly-owned subsidiary of Pure.

(g) The Merger Agreement contains a number of provisions limiting the ability of the Company to become acquired by, or to pursue acquisition of, the Company by any persons other than Purchaser during the pendency of the Merger Agreement. Upon consummation of the Merger, the Certificate of Incorporation of the Company will be amended and restated to be identical to the Certificate of Incorporation of Purchaser and, as so amended and restated, will be the Certificate of Incorporation of the Surviving Corporation.

(h) Upon consummation of the Merger, the Common Stock will cease to be quoted on any quotation system or exchange.

(i) Upon consummation of the Merger, the Common Stock will become eligible for termination of registration pursuant to
                    Section 12(g) (4) of the Securities Exchange Act of 1934, as amended.

(j) Other than as described above, the Company currently has no plan or proposal which relates to, or may result in, any of the matters listed in Items 4(a) - (i) of this Schedule 13D.


Item 5.  Interest in Securities of the Issuer.

(a)                 Number of Percentage of Securities Owned:
                    ----------------------------------------

                    The  aggregate  number  of  shares   beneficially  owned  by
                    Hallwood is 1,440,000 shares of Common Stock, amounting to approximately 14.9% of the Common Stock outstanding.

(b)                 Type of Ownership.
                    -----------------

                    Pursuant to the Stockholders Agreement, Hallwood has agreed to tender in the Tender Offer 1,440,000 shares of Common Stock, subject to the satisfaction of the conditions to the Tender Offer set forth in the Merger Agreement. Hallwood therefore may be deemed to share dispositive power with respect to such Common Stock.

                    Pursuant to the Stockholders Agreement, Hallwood has granted Pure a proxy to vote such shares (i) in favor of the Merger and the approval of the terms of the Merger Agreement and in favor of each of the other actions contemplated by the Merger Agreement and any actions required in furtherance thereof; (ii) against any action or agreement that could result in a breach of any representation, warranty, covenant or obligation of the Company in the Merger Agreement; and
                    (iii) against the following actions (other than the Merger and the other transactions contemplated by the Merger Agreement) (A) any extraordinary corporate transaction, such as a merger, consolidation or other business combination involving the Company or any of its subsidiaries; (B) any sale, lease or transfer of a material amount of assets of any of the Company or of its subsidiaries (other than in the ordinary course of business); (C) any takeover proposal; (D) any change in a majority of the persons who constitute the Board of Directors of the Company; (E) any change in the capitalization of the Company or any amendment to the Company's Certificate of Incorporation; (F) any other material change in the Company's corporate structure or business of the Company; or (G) any other action involving the Company or any of its subsidiaries that is intended, or could reasonably be expected to, impede, interfere with, delay, postpone, or materially adversely affect the Merger. Hallwood therefore may be deemed to share voting power with respect to such Common Stock.

(c)                 Transactions in Securities.

                    Except as disclosed herein, there have been no other transactions in the securities of the Company by Hallwood or any of its officers or directors within the past sixty days.

(d)                 Cessation of Beneficial Ownership.

                    Not Applicable.


Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

                    Other than as described in Item 5(b) above, to Hallwood's knowledge, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of the Company, including but not limited to the transfer or voting of any securities, finder's fees, joint ventures, loan or option arrangement, puts or calls, guarantees or profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.             Materials to Be Filed as Exhibits.

                    Exhibit 1 -         Agreement  and Plan of Merger,  dated as
                                        of March 29,  2001,  by and  among  Pure
                                        Resources, Inc., Pure Resources II, Inc.
                                        and Hallwood Energy  Corporation  (filed
                                        as Exhibit (a)(1) to Schedule TO of Pure
                                        Resources II, Inc. (the  "Schedule  TO")
                                        filed with the  Securities  and Exchange
                                        Commission   on  April   10,   2001  and
                                        incorporated herein by reference).

                  Exhibit 2 -           Stockholders  Agreement,   dated  as  of
                                        March  29,  2001,   by  and  among  Pure
                                        Resources,   Inc.,  Pure  Resources  II,
                                        Inc., and certain other parties (filed as Exhibit (d)(2) to the Schedule TO and incorporated herein by reference).

                                    SIGNATURE

         After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

      Date: April 10, 2001          THE HALLWOOD GROUP INCORPORATED



                                     By:  /s/ Melvin J. Melle
                                        -----------------------------------
                                        Melvin J. Melle
                                        Vice President





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